UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1999
                              -----------------

                                  OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________ to __________




        Supplemental Retirement Plan of Piedmont Aviation, Inc.
                      (Full title of the plan)

                        US Airways Group, Inc.
     (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444



































                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                        Financial Statements
                     and Supplemental Schedule

                     December 31, 1999 and 1998

                    (With Independent Auditors'
                           Report Thereon)




























                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.









                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1999 and 1998                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1999 and 1998                               3

     Notes to Financial Statements                         4 - 10

Supplemental Schedule I

     Schedule of Assets Held for Investment Purposes
       At End of Year                                     11 - 12

Signature                                                      13

Exhibit  23

     Consent of Independent Auditors                           14
















                    Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McLean, VA                                           KPMG LLP
June 23, 2000



                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.


         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                   December 31,
                                               --------------------
                                               1999            1998
                                               ----            ----
Assets
  Investments (See Notes 3 and 4)         $ 56,242,241    $ 56,967,399
                                           -----------     -----------
Net assets available for plan benefits    $ 56,242,241    $ 56,967,399
                                           ===========     ===========








































See accompanying Notes to Financial Statements.

                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------



                                           Years ended December 31,
                                           ------------------------
                                              1999           1998
                                              ----           ----
Additions to net assets attributable to:
  Net appreciation in fair value of
    Investments (See Note 3)             $    646,071    $  3,455,385
  Dividends                                 2,480,947       1,385,999
  Interest                                    821,958         919,564
                                          -----------     -----------
        Total investment income             3,948,976       5,760,948
                                          -----------     -----------

        Total additions                     3,948,976       5,760,948
                                          -----------     -----------

Deductions from net assets attributable to:
  Benefits paid to participants             4,674,134       3,660,495
                                          -----------      ----------
        Total deductions                    4,674,134       3,660,495
                                          -----------      ----------
          Net increase (decrease)            (725,158)      2,100,453

Net assets available for plan benefits:
  Beginning of year                        56,967,399      54,866,946
                                          -----------     -----------
  End of year                            $ 56,242,241    $ 56,967,399
                                          ===========     ===========



















See accompanying Notes to Financial Statements.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                     Notes to Financial Statements
                     -----------------------------



1.  Description of Plan

    The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

    The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (US Airways Group). In August 1989, Piedmont was merged into US Airways, Inc. (US Airways or the Company), a wholly owned subsidiary of US Airways Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements.
    US Airways Group is the issuer of certain common stock securities held pursuant to the Plan.

   (b) Vesting

    Participants are fully vested in their contributions, plus actual earnings thereon.

   (c) Investment Options

    The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services
    Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
    Fidelity Management Trust Company is the Plan Trustee.

    The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)



    As of December 31, 1999, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

   (d) Participant Withdrawals

    Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

   (e) Payment of Benefits

    Upon termination of service due to death, disability, retirement or other termination of employment, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

   (f) Administrative Expenses

    Administrative expenses of the Plan are paid by US Airways.

2.  Summary of Accounting Policies

   (a) Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

    The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)



    Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

   (c) Payment of Benefits

    Benefits are recorded as deductions when paid.

   (d) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Investments

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3
    (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. Certain 1998 amounts have been reclassified to conform with 1999 classifications.




                 (this space left intentionally blank)

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)


    The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

                                             December 31,
                                          -------------------
                                          1999           1998
                                          ----           ----
      Investments:
        Fidelity Magellan Fund        $ 14,675,425   $ 11,131,717
        Fixed Income Fund               13,641,849     14,521,971
        Fidelity Equity Income Fund 7,941,603 9,213,647 Fidelity Spartan U.S. Equity
          Index Portfolio                6,662,457      6,095,147
        US Airways Common Stock Fund     5,361,545      8,676,300


    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $646,071 and $3,455,385, respectively, as follows:

                                        Year Ended December 31,
                                        -----------------------
                                          1999           1998
                                          ----           ----
      Shares in Registered Investment
        Companies                      $ 3,258,618  $  4,631,279
      US Airways Common Stock Fund      (2,561,387)   (1,161,461)
      US Government Securities and
        US Investment Grade Fixed
        Income Securities                  (51,160)      (14,433)
                                        ----------    ----------
                                      $    646,071  $  3,455,385
                                        ==========    ==========

4.  Investment Contracts with Insurance Companies

    The Plan had an interest in a portfolio of GICs with certain insurance companies of $13,641,849 and $14,521,971 at December 31, 1999 and 1998, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)



    specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1999 and 1998 was $99,218,456 and $90,475,438, respectively.
    The average portfolio crediting interest rate was approximately 5.8% and 5.9% at December 31, 1999 and 1998, respectively. The portfolio average yield was approximately 5.9% and 6.2% for the years ended December 31, 1999 and 1998, respectively.

    For GICs with variable rates (approximately 77% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

    No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1999 and 1998.
    The fair value of the portfolio was $98,524,949 and $90,895,034 at December 31, 1999 and 1998, respectively.

5.  Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.







              (this space intentionally left blank)

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)



7.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1999           1998
                                          ----           ----
    Net assets available for plan
      benefits per the financial
      statements                       $56,242,241   $56,967,399
    Amounts allocated to withdrawing
      participants                               -       (36,047)
                                       -----------   -----------
    Net assets available for plan
      benefits per the Form 5500       $56,242,241   $56,931,352
                                       ===========   ===========

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1999
                                                -----------------
    Benefits paid to participants per the
      financial statements                          $4,674,134
    Add:   Amounts allocated to withdrawing
           participants at December 31, 1999                 -
    Less:  Amounts allocated to withdrawing
           participants at December 31, 1998           (36,047)
                                                     ---------
    Benefits paid to participants per the
        Form 5500                                   $4,638,087
                                                    ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)



8.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.  Subsequent Event

    US Airways Group has entered into an agreement and plan of merger with a subsidiary of UAL Corporation, United Airlines' parent corporation. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals and approval by the stockholders of US Airways Group. At this time, US Airways cannot predict the outcome of the regulatory and other approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.











              (this space intentionally left blank)

                                                                     Supplemental Schedule I
                                  Supplemental Retirement Plan of                Page 1 of 2
                                      Piedmont Aviation, Inc.

                   Schedule of Assets Held for Investment Purposes At End of Year
                   --------------------------------------------------------------

                                         December 31, 1999

     Identity                        Description                              Current
     of Issue                       of Investment                              Value
     --------                       -------------                             -------
Fidelity Magellan Fund*            Shares in registered                    $ 14,675,425
                                     investment company

Fixed Income Fund*                 Guaranteed Investment Contracts,          13,641,849
                                     interest rates range from
                                     5.35% to 7.11% per anum

Fidelity Equity                    Shares in registered                       7,941,603
  Income Fund*                       investment company

Fidelity Spartan U.S. Equity       Shares in registered                       6,662,457
  Index Portfolio*                   investment company

US Airways Common Stock Fund*      Common stock of employer's                 5,361,545
                                     parent company, US Airways
                                     Group, Inc., and short-
                                     term investments

Capital Growth Mix                 Shares in registered                       2,779,215
  Portfolio*                         investment companies

Moderation Mix Portfolio*          Shares in registered                       2,041,353
                                     investment companies

                                   (table continued on next page)

* Party in interest.
See accompanying Independent Auditors' Report.

                                                 11

                                                                     Supplemental Schedule I
                                  Supplemental Retirement Plan of                Page 2 of 2
                                      Piedmont Aviation, Inc.

                   Schedule of Assets Held for Investment Purposes At End of Year
                   --------------------------------------------------------------
                                            (Continued)
                                         December 31, 1999

     Identity                        Description                                 Current
     of Issue                       of Investment                                 Value
     --------                       -------------                                -------
Neuberger & Berman                Shares in registered                            846,957
  Guardian Trust                    investment companies

Putnam International              Shares in registered                            776,172
  Growth A Fund                     investment companies

Fidelity Retirement               Shares in money                                 734,753
  Government Money                  market fund
  Market Portfolio*

MAS Domestic Fixed Income         US Government securities                        628,081
  Portfolio Institutional           and US investment grade
                                    fixed income securities

Income Mix Portfolio*             Shares in registered                             98,562
                                    investment companies

T. Rowe Price Small Cap           Shares in registered                             54,269
  Stock Fund                        investment companies
                                                                               -----------
     Total Investments                                                        $ 56,242,241
                                                                               ===========
* Party in interest.
See accompanying Independent Auditors' Report.

                                                 12



                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                     Supplemental Retirement Plan
                                     of Piedmont Aviation, Inc.




                                By:  /s/ Anita P. Beier
                                     ----------------------
                                     Anita P. Beier
                                     Controller

                                     US Airways Group, Inc.

June 28, 2000






























                                13